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                                   FORM 6-K

                                UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


FOR  THE  MONTH  OF:             JANUARY  2003

COMMISSION  FILE  NUMBER:        (SEC  File  No:  0-29578)


                                 GETTY COPPER CORP.
                                 ------------------
                 (Translation of registrant's name into English)


                               1000 Austin Avenue
                           Coquitlam, British Columbia
                                Canada   V3K 3P1
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                    ---


Indicate  by check mark if the registrant is submitting the Form 6-K in paper as
permitted  by  Regulation  S-T  Rule  101(b)(1):   [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate  by check mark if the registrant is submitting the Form 6-K in paper as
permitted  by  Regulation  S-T  Rule  101(b)(7):   [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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                                       2


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No  X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________




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                                       3


                               GETTY COPPER CORP.
                               1000 Austin Avenue
                            Coquitlam, B.C.  V3K 3P1
                                 (604) 939-3231
                                                               January  13, 2003

 Shareholders Approve Name Change, Share Consolidation and Property Acquisition

John Lepinski, President of Getty Copper Corp ("Getty") (TSX Venture:GTY), advises that at Getty's extraordinary general meeting held December 9, 2002, shareholders approved the acquisition of a 100% interest in each of the Getty Central and Getty Southwest properties and a 50% interest in the Getty South property in consideration of the issuance of 12 million common shares of Getty (6 million post- consolidation shares) from Robak Industries Ltd. ("Robak") pursuant to an agreement dated for reference November 8, 2002 (the "New Robak Agreement"). The New Robak Agreement supersedes agreements dated November 8, 1995, as amended August 14, 1996 pursuant to which Getty acquired options from Robak to earn a 50% interest in each of the "Getty South", "Getty Southwest" and the "Getty Central" mineral claims (subject to a retained 1.5% net smelter royalty or "NSR") in consideration of Getty completing certain minimum exploration work ($1.1 million Getty Southwest, $.75 million Getty Central and $5.1 million on Getty South) on these properties. Under the terms of the 1995 agreements Getty was therefore obligated to spend approximately $6.95 million on the Getty South, Getty Southwest and Getty Central Properties but had only expended approximately $1.25 million on these properties to date and Getty was at risk of losing its interest in these properties.
Acquisition of a 100% interest in the Getty Central and Getty Southwest properties and a 50% interest in the Getty South property will increase Getty's total holdings in the Highland Valley significantly. A mineral property valuation prepared by Ross Glanville & Associates Ltd. supported the terms of the acquisition. Robak is a family holding company of Getty's President, John Lepinski.
Shareholders also approved a consolidation of Getty's common shares on the basis of two old shares for one new share and a change of name to "Getty Copper Inc." The foregoing transactions are subject to TSX Venture Exchange and completion of all the foregoing is expected to occur early in 2003.

                                        ON  BEHALF  OF  THE  BOARD

                                        Donald  Willoughby
                                        Chief  Financial  Officer

THE  CANADIAN  VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT
RESPONSIBILITY  FOR  THE  ADEQUACY  OR  ACCURACY  OF  THE  CONTENTS OF THIS NEWS
RELEASE.


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                                       4


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           GETTY COPPER CORP.

Date:  March 12, 2003
                                       By*: /s/ John Lepinski
                                           ____________________________________
                                           John Lepinski
                                           President, CEO


     *Print  name  and  title  under  the  signature  of  the  signing  officer